SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Yeoi-dearo, Seoul 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Settlement of Litigation

On July 13, 2012, LG Display has reached settlements in a previously disclosed consumer class action and separate actions filed by the attorneys general of eight states (Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, and Wisconsin) that alleged violation of U.S. federal and/or state antitrust and consumer protection laws involving TFT-LCD panels pending before the United States District Court for the Northern District of California (Case No. 3:07-MD-1827-SI).

LG Display, without admitting liability, has agreed to pay a total of $380M to resolve the consumer class action and eight actions filed by the attorneys general to avoid the expense and burden of protracted litigation.

The settlement, which is subject to court approval, concludes the consumer class action that was initiated in 2007 and the various attorneys general actions filed in 2010 or 2011.

Purchases of TFT-LCD products covered by this settlement include monitors, laptops, and TVs that contain TFT-LCD panels produced by LG Display or other defendants that were purchased in certain 24 states from January 1999 through December 2006.

Most of the settlement amount was previously reflected in the company’s financial statement, and the remainder was recognized in the financial statement in the second quarter of 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: July 13, 2012	By: /s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / IR Division